FOR IMMEDIATE RELEASE:

Afya Limited Announces Medical School Authorization – Garanhuns - PE

November 5, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operation of the medical school in Garanhuns in the State of Pernambuco.

This authorization is in connection with a previous requirement made by ITPAC, a subsidiary of Afya Participações (“Afya Brazil”),  to expand their operation and open a branch in the city of Garanhuns, before the consolidation of Afya.

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil, in connection with the authorization of ITPAC Garanhuns Greenfield unit, in which Afya Brazil agreed to pay to Nicolau Carvalho Esteves the amount of R$900,000 multiplied by the number of medical school seats authorized by MEC.

ITPAC Garanhuns authorization guaranteed 120 medical seats to Afya, totaling a purchase price of R$108 million of which: 50% in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

About Afya:

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br